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NEWS RELEASE


FOR RELEASE: MARCH 31, 1998


                        PACIFIC GATEWAY PROPERTIES ANNOUNCES

                              REPURCHASE OF WARRANTS


     SAN FRANCISCO, CALIFORNIA ....Pacific Gateway Properties (PGP-AMEX)
announced today that it completed the repurchase of outstanding warrants to purchase up to 1,000,000 shares of PGP's common stock at an exercise price of $2.875 per share from Citicorp Real Estate, Inc.(Citicorp), for $1,000,000. The warrants were issued in 1993 in connection with a debt restructuring with Citicorp and recorded in the Shareholders' Equity section of PGP's Consolidated Balance Sheet at a carrying value of $1,890,000. As a result of this transaction, PGP will record the difference between the current carrying value of the warrants and the purchase price, which amounts to $890,000, as additional paid in capital in PGP's Consolidated Balance Sheet as of March 31, 1998.

     Raymond Marino, President and CEO of PGP, commented that the Company evaluated several options on how to utilize its available capital, and felt that the best use of this capital would be to repurchase the warrants which, if exercised, would have represented substantial dilution for all our Shareholders.

     Pacific Gateway Properties, a San Francisco based real estate investment company, holds substantial interests in several Bay Area properties, including Walnut Creek Executive Park, South Bay Office Tower and West Valley Executive Park in San Jose, and a 23% partnership interest in Rincon Center in San Francisco. PGP also owns properties in Arizona, Florida and Massachusetts.



FOR MORE INFORMATION CONTACT: RAYMOND MARINO, PRESIDENT & CEO


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